Delisting Determination,The Nasdaq Stock Market, LLC,
June 3, 2011, New Oriental Energy & Chemical Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of New Oriental Energy & Chemical Corp. (the Company), effective at the opening of the trading session on June 13, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on September 10, 2010.
The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issed a decision dated December 14, 2010, granting the Company continued listing because it had regained compliance with 5550(b)(1), but putting the Company on a Panel Monitor through December 15, 2011, to ensure continued compliance. On March 11, 2011, staff notified the Company that its failure to pay fees was an additional basis for delisting pursuant to Listing Rule 5250(f), and gave the Company an opportunity to seek review with the Panel. However, the Company did not seek a review with the Panel within the applicable time frame. On March 22, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on March 23, 2011. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 6, 2011.